[Chapman and Cutler LLP Letterhead]

August 3, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust II File Nos. 333-201473; 811-22926

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust II (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on May 18, 2020 (the “Registration Statement”). The Registration Statement relates to the Innovator Laddered S&P 500 Power Buffer ETF (formerly Innovator Lunt Low Vol/High Beta Tactical ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Name

The Staff reiterates Comment 1 from the previous correspondence, dated July 27, 2020:

The Staff believes the name of the Fund, “Innovator Laddered S&P 500 Power Buffer ETF” may be misleading under Section 35(d) of the 1940 Act because the Fund does not itself provide a buffer. Accordingly, the Staff requests the term “Buffer” be deleted or the Fund change its name.

Response to Comment 1

The Fund respectfully believes that the proposed name of the Fund is not misleading to investors and is in compliance with the requirements of Section 35(d) of the 1940 Act. Each of the Underlying ETFs, with the term “buffer” in its respective name (i.e. Innovator S&P 500 Power Buffer ETF™ — MONTH) provides a buffer over an Outcome Period as part of its investment strategy. While each Underlying ETF has the possibility to be beyond any available downside protection afforded by the buffer at any point in its respective Outcome Period, it has been determined that each Underlying ETFs appropriately include the term “buffer” in its respective name to reflect its overall investment strategy.

The Fund expects, under normal market circumstances, that at least one of the Underlying ETFs will provide the protection of a buffer to the Fund. Furthermore, during a recent significant market downturn (e.g. the months of March and April 2020) the Fund submits that at least one of the Underlying ETFs would have been in a position to provide the Fund with the downside protection of a buffer. In addition, the Fund has determined that from January 1, 2006 through July 31, 2020, a fund following the Index would have provided a net positive remaining buffer on 98.3% of its trading days. While it is mathematically possible that the Fund could experience a time period in which none of the Underlying ETFs would be in a position to provide a buffer, the maximum time period that the Fund will be unable to provide an investment buffer is the number of days to the first day of the next calendar month (i.e. a maximum of 30 days), at which point an Underlying ETF resets its Cap and buffer. To address the concerns of the Staff, the Fund has provided additional disclosure in the Principal Investment Strategy section, as follows:

“However, it is possible for any given time period that all of the Underlying ETFs will have exceeded its respective Cap or that none of the Underlying ETFs will have a buffer against losses relative to their respective Outcome Periods. Such circumstance may continue until the beginning of the next month, at which point an Underlying ETF resets its buffer protection level and applicable Cap. In addition, for any given time period, the performance available for any single or group of Underlying ETF may exceed the exposures to Caps that the Fund has in owning all of the Underlying Funds. Similarly, for any given time period, the potential for a buffer against losses may be greater when owning a single or group of Underlying ETF that has more ability to benefit from a buffer than the buffer available by owning all of the Underlying ETFs. See “Risks – “Fund-of-Funds Risk”.”

Comment 2 – Principal Investment Strategies

Please clarify the laddering strategy and how the Fund may “underperform” if the Fund purchases shares of an Underlying ETF that is in the middle of its Outcome Period. In this regard, the Staff requests clarification on the impact of a Fund shareholder if the Fund purchases shares of an Underlying ETF not on the first day of the Underlying ETF’s Outcome Period. In other words, how does the timing of the owning of shares of an Underlying ETF impact the investment results, including the buffer, for the Fund and Fund shareholders? To this end, please explain to Fund shareholders the totality of the risks from the operationality of the Fund buying shares of the Underlying ETFs not at the beginning of an Outcome Period.

Response to Comment 2

The Fund has considered the Staff’s comments and has revised the disclosure accordingly. The revised disclosure is set forth on Exhibit A.

Comment 3 – General

The Staff notes that the Fund uses the term “buffers” throughout the prospectus when describing the buffer for each Underlying ETF. Since each Underlying ETF has the same buffer of 15%, the Staff requests the Fund revise the term to be singular (i.e., “buffer”).

Response to Comment 3

Pursuant to the Staff’s request, the Fund has revised the disclosure accordingly.

Comment 4 – Principal Investment Strategies

The Staff notes that the Fund prospectus disclosure currently makes the following statement: “For each Underlying ETF, the Fund seeks to provide an upside return that is capped for an applicable Outcome Period (a “Cap”) and a measure of downside protection from losses for such Outcome Period (i.e. a “buffer”).” The Staff requests clarification if the Fund or the Underlying ETF seeks to provide an upside return.

Response to Comment 4

Pursuant to the Staff’s request, the Fund has revised the disclosure as follows:

Each Underlying ETF seeks to provide an upside return that is capped for an applicable Outcome Period (a “Cap”) and a measure of downside protection from losses for such Outcome Period (i.e. a “buffer”).

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Principal Investment Strategies

The Fund will invest at least 80% of its net assets (including investment borrowing) in the exchange-traded funds (“ETFs”) that comprise the Index. The Fund, using an indexing investment approach, seeks investment results that generally correspond, before fees and expenses, to the performance of the Index. The Index provider, Refinitiv/Thomson Reuter (“Thomson Reuter” or the “Index Provider”), compiles, maintains and calculates the Index.

The Index is composed of the shares of twelve Innovator S&P 500 Power Buffer ETFs (each, an “Underlying ETF,” and together, the “Underlying ETFs”). The Fund, in accordance with the Index, will be continuously invested in each of the Underlying ETFs and is rebalanced semi-annually to equally weight the Underlying ETFs. As further described below, each Underlying ETF seeks to provide a defined outcome based upon the performance of the S&P 500 Price Return Index (“S&P 500 Price Index”) over the course of an approximately one-year time period (each, an “Outcome Period”) that begins on the first trading day of the month indicated in the Underlying ETF’s name. Each Underlying ETF seeks to provide an upside return that is capped for an applicable Outcome Period (a “Cap”) and a measure of downside protection from losses for such Outcome Period (i.e. a “buffer”).

The Index seeks to provide “laddered” investing in the Underlying ETFs. Laddered investing refers to investments in several similar securities that have different maturities or reset dates, with the goal of mitigating timing risks associated with investing in a single investment. The laddered approach of the Index is designed to help a Fund shareholder offset the timing risks inherent in the purchase of shares of a single Underlying ETF. Each Underlying ETF that comprise the Index seeks to provide outcomes with a specified Cap and buffer based upon the S&P 500 Price Index’s returns, but only for the duration of an entire Outcome Period. These outcomes may only be realized by holding shares of the Underlying ETF on the first day of its Outcome Period and continuing to hold them on the last day of its Outcome Period. Purchasing or selling shares of an Underlying ETF after an Outcome Period has begun may result in investment returns very different from those that the Underlying ETF seeks to provide for an entire Outcome Period. At any given point during an Outcome Period, an Underlying ETF may have more or less upside available to its respective Cap or more or less ability to benefit from its buffer when compared to the beginning of its Outcome Period. As a result of the performance of an Underlying ETF during its Outcome Period, once an Outcome Period has begun an investor that purchases shares of a single Underlying ETF may have little or no upside available to them for the remainder of the Outcome Period (because the Underlying ETF’s share price has increased to a level near its Cap) or little or no ability to benefit from a buffer (because the Underlying ETF’s share price has decreased in value by more than the downside protection). By owning each of the Underlying ETFs at all times, the Fund will have a diversified exposure to the respective Caps and buffer that are available for each of the Underlying ETFs. An investment in the Fund allows a shareholder to participate in the outcomes of each Underlying ETF without undertaking any additional purchases or sales.

As indicated in the chart below, each month, one Underlying ETF concludes its one-year Outcome Period, and subsequently “rolls” into another one-year Outcome Period, refreshing its buffer level and resetting its Cap for another twelve months. This process repeats monthly, allowing Fund shareholders to participate in a rolling set of Caps and buffer.

With the laddered investment approach, the Fund will continue to have the potential to increase in a market environment where the value of the S&P 500 Price Index is steadily increasing, as it is likely that at least one of the Underlying ETFs will have performance capacity because it will have reset its Cap within the past month. In addition, the Fund will have the potential to derive benefit from a buffer in a market environment where the S&P 500 Price Index is steadily decreasing, as is it is likely that at least one of the Underlying ETFs will have a buffer against losses because it will have reset its buffer within the past month.

However, it is possible for any given time period that all of the Underlying ETFs will have exceeded its respective Cap or that none of the Underlying ETFs will have a buffer against losses relative to their respective Outcome Periods. Such circumstance may continue until the beginning of the next month, at which point an Underlying ETF resets its buffer protection level and applicable Cap. In addition, for any given time period, the performance available for any single or group of Underlying ETF may exceed the exposures to Caps that the Fund has in owning all of the Underlying Funds. Similarly, for any given time period, the potential for a buffer against losses may be greater when owning a single or group of Underlying ETF that has more ability to benefit from a buffer than the buffer available by owning all of the Underlying ETFs. See “Risks – “Fund-of-Funds Risk”.

The Underlying ETFs each utilize a defined outcome investing strategy. Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The Fund is a “fund-of-funds” and does not itself pursue a defined outcome strategy. The shares of the twelve ETFs comprising the Index are set forth below:

1.	Innovator S&P 500 Power Buffer ETF™ — January (PJAN)
2.	Innovator S&P 500 Power Buffer ETF™ — February (PFEB)
3.	Innovator S&P 500 Power Buffer ETF™ — March (PMAR)
4.	Innovator S&P 500 Power Buffer ETF™ — April (PAPR)
5.	Innovator S&P 500 Power Buffer ETF™ — May (PMAY)
6.	Innovator S&P 500 Power Buffer ETF™ — June (PJUN)
7.	Innovator S&P 500 Power Buffer ETF™ — July (PJUL)
8.	Innovator S&P 500 Power Buffer ETF™ — August (PAUG)
9.	Innovator S&P 500 Power Buffer ETF™ — September (PSEP)
10.	Innovator S&P 500 Power Buffer ETF™ — October (POCT)
11.	Innovator S&P 500 Power Buffer ETF™ — November (PNOV)
12.	Innovator S&P 500 Power Buffer ETF™ — December (PDEC)

Each Underlying ETF invests significantly all of its assets in FLexible EXchange® Options (“FLEX Options”) that reference the S&P 500 Price Index. Each Underlying ETF seeks to provide an outcome that is based upon the performance of the S&P 500 Price Index over the course of an approximately one-year time period that begins on the first trading day of the month indicated in the Underlying ETF’s name when the fund enters into its FLEX Option positions and ends on the market’s closure on the last trading day of the month immediately preceding the month indicated its name when those FLEX Options expire. For each Underlying ETF, the applicable Outcome Period has an upside return Cap that represents the maximum percentage return a Fund shareholder can achieve from an investment in the Underlying ETF for the Outcome Period and a buffer of 15% of losses.

The Index was created on [ ], 2020. On its inception date, the Index was equally allocated to shares of the twelve, monthly Underlying ETFs. The Index is reconstituted and rebalanced on a semi-annual basis. The Index will be scheduled to rebalance and reconstitute its portfolio securities on the third Wednesday of April and October each year. On each semi-annual rebalance date the Index will re-allocate its portfolio to invest in the Underlying ETFs equally, such that each Underlying ETF will constitute 1/12 of the Index portfolio. The Index’s semi-annual rebalance and reconstitution schedule may cause the Fund to experience a higher rate of portfolio turnover. Frequent turnover of the Fund’s portfolio securities may negatively affect the Fund’s performance because the Fund may pay higher levels of transaction costs and generate greater tax liabilities for shareholders. The amount of an individual Underlying ETF in the Fund will vary after its semi-annual rebalance date and therefore the percentage of Underlying ETFs held by the Fund may be dependent on its proximity to the Index’s rebalance date.

The section entitled “Additional Information Regarding the Fund’s Principal Investment Strategies” contains additional information relating to the Underlying ETFs and graphics designed to illustrate the outcomes sought by the Underlying ETFs based upon the hypothetical performance of the S&P 500 Price Index.

Innovator Capital Management, LLC, the investment adviser to the Fund and the Underlying ETFs (“Innovator” or the “Adviser”), maintains a webpage for the Fund and each Underlying ETF that provides current information relating to the Underlying ETF’s sought-after outcomes, including the performance of the S&P 500 Price Index since the beginning of the Outcome Period, the Underlying ETF’s net asset value (“NAV”), the amount of investment gains possible until the Underlying ETF reaches the Cap, and the amount of buffer remaining. The address for each Underlying ETF’s webpage is set forth in the section entitled “Additional Information About the Fund’s Principal Investment Strategies.” These webpages will not only allow a prospective Fund shareholder to find current information about each Underlying ETF’s progress through its Outcome Period, but it also provides links to each Underlying ETF’s prospectus and statement of additional information, which describe the principal investment strategies and principal risks of each Underlying ETF in much greater detail. Prospective Fund shareholders are encouraged to visit one or more of these webpages and read the prospectus and statement of additional information of the Underlying ETFs before investing in an either an Underlying ETF or the Fund.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent the Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund concentrates its investments to approximately the same extent.